Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Ms Jill S. Davis
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

April 13, 2006

Sasol Limited Form 20-F for the Fiscal Year Ended June 30, 2005
Filed October 26, 2005
File No. 1-31615

Dear Ms Davis

We refer to the Staff’s comment letter dated February 17, 2006, relating to the Form 20-F of Sasol Limited (the “Company”) for the fiscal year ended June 30, 2005. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter. The Staff is referred to the definitions contained in the Form 20-F for the fiscal year ended June 30, 2005.

1.	We note that on page 37 you state that you are investing $462 million in a new polymer plant in a joint venture with the National Petrochemical Company of Iran. We note also the information in your financial statements regarding the amount of assets, expenditures, capital commitments, revenue and loss associated with your operations in Iran. Finally, we note that a Reuters article dated February 18, 2005, reports that a firm you co-own was fined for the unlicensed sale to Iran of a chemical that can be used to make nuclear weapons.

In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions, please describe for us the extent and nature of any current or anticipated contacts with Iran that are not already disclosed in your filing, including through affiliates, subsidiaries, and other direct or indirect arrangements. Address for us the materiality of your contracts with Iran, and discuss whether your dealings with Iran constitute a material investment risk for your security holders.

In preparing your response, please address materiality not only in quantitative terms, but also in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors: PV Cox (Chairman)  LPA Davies (Chief Executive)  TS Munday (Deputy Chief Executive)  E le R Bradley
WAM Clewlow  BP Connellan  VN Fakude (Executive)  MSV Gantsho  A Jain (Indian)  IN Mkhize  S Montsi
JE Schrempp (German)  Company Secretary: NL Joubert

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from companies that do business with countries identified as state sponsors of terrorism.

In your materiality discussion, please also address the possibility that products sold into Iran by you or your subsidiaries could be put to military uses, including the manufacture of nuclear weapons as noted in the referenced Reuters article.

Response

The Company, through its affiliates, currently contracts with entities in Iran for the sale of chemical products. The products are generally used in the detergent, personal care and food industries and in the production of paints and adhesives. The sale of products to entities in Iran amounted to R71 million for the fiscal year ended June 30, 2005. These sales included organic specialities and linear alkylbenzene by Sasol Olefins and Surfactants, calcined medium temperature pitch coke by Sasol Synfuels, and ketones, alcohols, acrylates, and glycol ethers by Sasol Solvents. Certain chemicals used for commercial purposes can be used for, or applied to military purposes. To our knowledge, the products supplied are not put into military use, although we have recently established that approximately 1% of the solvents products we sell into Iran have been purchased by agencies of the Ministry of Defence. As a result, the sales to these agencies have ceased forthwith.

Through our subsidiary Sasol Oil International Limited, the Company has a crude oil contract with Naftiran Intertrade Company Limited for the purchase of 12,000 barrels per day of Iranian crude oil (4.4 million barrels per annum), for processing at the Natref crude oil refinery in Sasolburg, South Africa. The contract is negotiated for an annual period January to December. The value of the contract is estimated at $220 million per annum at current oil prices. During the 2005 calendar year, Sasol purchased approximately 4.8 million barrels of Iranian crude oil.

African Amines, an affiliate of which the Company owns 50%, exported dimethylamine (“DMA”) in the 2003 financial year to Iran and Australia. African Amines was fined R100,000 for the exportation to Iran without a permit in violation of the South African Non-Proliferation of Weapons of Mass Destruction Act, 1993 (Act 87 of 1993). DMA is used to make a wide range of agricultural chemicals, including herbicides. African Amines contracted with the export customers prior to the product being listed as a substance that requires an export permit. The product was listed prior to the actual export. Although the Company commenced the application of the permit the export was made prior to receiving the permit. An internal African Amines disciplinary meeting was held on July 11, 2003 to address the transgression and the appropriate disciplinary actions were taken. It is the Company’s and African Amines’ policy to comply with international non-proliferation regulations.

Sasol Polymers Germany (“SPG”), a company incorporated and having its principal place of business in Germany, which is an indirect wholly-owned subsidiary of the Company, has entered into a joint venture with the National Petroleum Company of

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Iran (“NPC”) to construct and operate an integrated ethylene and polyethylene production facility in Iran, Arya Sasol Polymer Company.

The Company’s capital commitment to the Arya Sasol polymer project was R3,277 million at June 30, 2005 as disclosed on page 33 of the Form 20-F.

All contacts regarding our polymers project in Iran have been disclosed in the Form 20-F for the fiscal year ended June 30, 2005 on the pages as noted by the Staff and no additional contacts are foreseen.

Arya Sasol Polymer Company will manufacture only ethylene and polyethylene. Ethylene is one of the fundamental building blocks in the production of polyethylene. The ethylene which is not used in the production of polyethylene will be sold to the external market. Polyethylene is most widely used for the production of packaging materials. The material is freely traded and is easily available. To our knowledge, these products will not be put into military use.

We believe the investment risk of our activities in Iran are adequately disclosed in the Risk Factors in our 2005 Form 20-F under the caption “There is a possible risk that sanctions may be imposed by the US Government as a result of our Iran-related activities.” The risk factor discusses a potential imposition of sanctions in connection with the Polymers project and also a potential gas-to-liquids (“GTL”) project opportunity, with respect to which no investment decision has yet been made. The Company is not progressing a feasibility study on the potential GTL project in Iran, although this may change. The political situation in Iran is being monitored. If a stage-one feasibility study is initiated it will, however, take up to two years before the investment merits of a potential GTL project are precisely determined for consideration and scrutiny by the relevant risk assessment, governance and investment decision making bodies within the Company, which will also take full cognisance of the political situation prevailing in Iran at that time. The Staff will be apprised in future filings of any progress or changes in this regard. We do not believe the extremely small amount of export sales to Iran or the purchase of crude oil from Iran for our Natref refinery pose any material investment risk.

In considering materiality, we have considered US sanctions legislation and we note the fact that certain US states have adopted legislation relating to the divestment of state pension fund assets from companies that do business with countries identified by the US Government as state supporters of terrorism. To our knowledge our activities in Iran have not had a negative effect on our reputation or share value.

2.	In future filings, please revise your risk factor regarding the possible risk that U.S sanctions may be imposed (p26) to:1) disclose that the Iranian Transactions Regulations prohibit or restrict most transactions between U.S. person and Iran, and that they are stated to have been adopted, in part, as a result of Iranian sponsorship of international terrorism and active pursuit of weapons of mass destruction; and 2) make clear that the Iran and Libya Sanctions, now applicable only to Iran, was adopted

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

with the objective of denying those countries the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction.

Response

We confirm that in future filings we will disclose the fact that the Iranian Transaction Regulations prohibit or restrict most transactions between U.S. persons and Iran. Additionally we will amend our disclosure to note that the Iran and Libya Sanctions Act is now applicable only to Iran.

We do not believe that references as to why the laws and regulations are stated as having been adopted provide information relevant to the investment risk of the Company’s investments in Iran to the reader of the Form 20-F. Moreover, as a South African company, we are unable to comment on the political issues influencing US legislation.

3.	We note your disclosure indicating that the Governments of South Africa and Mozambique have a call option to acquire 50% of the shares of Rompco. Please describe to us in further detail the terms of the call option.

Response

From the inception of the Mozambique Natural Gas Project the Company, as project sponsor and developer, agreed with the Government of South Africa, as well as the Government of Mozambique, the participation of Government-owned/controlled companies in the pipeline portion of the project.

Republic of Mozambique Pipeline Investments Company (Proprietary) Limited (“ROMPCO”) is the South African incorporated company in which the pipeline portion of the project vests.

Upon the request of the two Governments, the participation of the Government-nominated companies, iGas (Proprietary) Limited (owned by the South African Government) and Companhia de Moçambique de Gasoduto S.A.R.L. (“CMG”) (owned by the Mozambique Government), was structured as an option to jointly acquire up to 50% of the shares in ROMPCO. The detailed structure of the option was agreed to by the parties in the ROMPCO Shareholders’ Agreement. In order to give effect to this option, a dual share structure was implemented in ROMPCO in terms of which Sasol Gas Holdings (Proprietary) Limited initially held 100% of the beneficial shares (full voting rights and rights to dividends), the so-called Class B shares (10 million Class B shares). Each of iGas and CMG initially held 2.5 million Class A shares (shares which have limited voting rights and no right to dividends). Each Class A share affords the holder thereof a call option on 1 Class B share in ROMPCO, at a price determined in accordance with the price formula agreed to by the parties in the ROMPCO Shareholders’ Agreement.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

The price at which iGas and CMG can purchase Class B shares from Sasol Gas Holdings is based on the total capital invested in the construction of the Mozambique to South Africa pipeline, together with an agreed risk premium. In the case of iGas, the option was available until three months after the Company presented iGas with reserve reports by independent reserve auditors indicating sufficient gas reserves in order to provide the base load volume of 120 MGJ for the 25 year duration of the project. In the case of CMG the option remains available until three months after the second anniversary of the commercial commencement of the project and will accordingly lapse on June 26, 2006.

With effect from July 1, 2005 iGas exercised its option to acquire 25% of the issued Class B shares in ROMPCO from Sasol Gas Holdings, in accordance with the provisions of the ROMPCO Shareholders’ Agreement.

CMG is currently in the process of finalizing negotiations with a number of financiers to acquire financing in order to exercise its option. In terms of the provisions of the option, iGas will have the right to acquire the Class B Shares in respect of which CMG is not able to exercise its option before the termination date thereof.

On March 22, 2006 CMG submitted to Sasol Gas and iGas a formal request for the extension of their option in order to afford it time to conclude its financing negotiations. The request by CMG is currently being considered by the ROMPCO shareholders.

The exercise of the option will affect neither the participating interests in the unincorporated gas fields joint venture, nor the gas sales and gas transportation contractual arrangements.

The Company believes that the business risk profile of the particular investment will not be adversely affected as a result of the exercise of the option. On the contrary, the Company believes that the exercise of the option would positively affect the political risk profile of the investment.

4.	We note your disclosure of the explosion at the Secunda West ethylene production facilities which R236 million insurance proceeds were received, net of excess payments. Please quantify the total proceeds received and separately state what amount was attributed to property casualty loss and business interruption insurance. Tell us how you have categorized these proceeds in your statement of cash flows. Additionally tell us the total costs associated with this event and whether further costs will be incurred in relation to this incident.

Response

The total insurance proceeds received for the explosion at the Secunda West ethylene production facility amount to R384 million. Of this amount R225 million was received in respect of business interuption losses and R159 million in repect of property damage. The excess payment for the business interuption losses claim was R68 million and the property damage claim was R12 million. In preparing the disclosure provided on page

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

146 of the Form 20-F (Item 5. Operating and financial review and prospects – operating results), the excess payment of R68 million for the business interuption claim was erroneously deducted twice in determing the net proceeds received of R236 million. The net proceeds received should have been disclosed as R304 million. This error is not deemed material and will be corrected in Form 20-F for the fiscal year ending June 30, 2006. The carrying value of the plant was R1 million which was written-off after the incident. The reconstruction cost of the facility amounted to R169 million, of which R159 million was covered by the insurance claim.

The entire net proceeds of R304 million has been included in cash generated by operating activities in the consolidated statement of cash flows for the year ended June 30, 2005. In terms of SFAS 95 paragraph 22(c) it is required that insurance settlements for the destruction of property, plant and equipment be classified as investing activities. The R159 million received in respect of property damage currently included under operating activities will be reclassified under investing activities in future filings.

The Company and two trade unions (Solidarity and the Chemical, Energy, Paper, Printing, Wood and Allied Workers’ Union) and their legal representative, Richard Spoor, announced that we are in negotiations to form an independent trust that will help to provide compensation to victims of the gas explosion that occurred at the Secunda West ethylene production facilities in September 2004, to the extent that compensation already received may have been insufficient. Application by victims for compensation in terms of the independent trust will result in a waiver of civil claims against Sasol.

Future legal costs associated with the Secunda West ethylene production facility can be divided into three categories:
•	criminal litigation and liability if the prosecuting authorities decide to prosecute the Company;
•	civil litigation and liability; and
•	ex gratia payments to the injured and dependants of the deceased in terms of the trust referred to above.

To the extent that ex gratia payments are made it would decrease Sasol’s liability for civil liability.

While it is reasonably possible that a liability may be incurred, it is not possible to predict the ultimate outcome or to reasonably estimate any such potential liability.

5.	We note that you use the units of production method to amortize your mining costs. Expand your disclosure to clarify when a unit is considered to be produced to trigger recording depreciation, depletion and amortization expense.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Response

The Company will clarify our disclosures to that effect in future filings by adding the following sentence.

“A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and been transported by conveyor over the scale at the shaft head.”

6.	We note your disclosure that life-of-mine assets are amortized over proved and probable reserves using the units of production method. Please expand your disclosure to clarify whether the proven and probable reserves used to amortize underground development costs are total proven and probable reserves or accessible proven and probable reserves.

Response

The Company will expand our disclosure in future filings to include the following information.

“Proven and probable reserves used for the amortization of life-of-mine assets are the total proven and probable reserves assigned to that specific mine (accessible reserves). Inaccessible reserves are excluded from the calculation.”

The proven and probable reserves declared are inclusive of diluting and contaminating materials and allows for losses that may occur when the material is mined. The assessments carried out in this regard include consideration of realistically assumed mining and coal processing factors, which demonstrate that the extraction is reasonably justifiable. The coal reserves refer only to that part of the coal seam that will be mined and is based on an evaluation that demonstrates that the extraction of the coal reserve is justified at the time of valuation and an economic mine plan has been defined.

7.	We note your disclosure indicating that you capitalize exploratory costs used to determine extended or delineated reserves from your existing proven and probable reserves. Please demonstrate how these costs meet the definition of an asset under U.S. GAAP and cite the authoritative literature you relied on in concluding your policy is appropriate. In this regard it is unclear how your policy is within the guidance of item (a)(4) of Industry Guide 7, which may be accessed at http:/www.sec.gov/divisions/corpfin/forms/industy.htm#exguide7.

Response

Exploratory costs incurred in determining extended or delineated reserves are listed below:
•	Conducting topographical, geological, geochemical and geophysical studies;
•	Exploratory drilling, trenching and sampling;

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

•	Determining volume and grade of deposits;
•	Examining and testing extraction methods;
•	Surveying transportation and infrastructure requirements; and
•	High level infrastructure design.

These costs are only capitalized once a feasibility study has determined that there are proven or probable reserves. If there are no proven or probable reserves at the time of incurring the expenditure, the costs are expensed when incurred. This accounting practice is in line with the Company’s reading of item (a)(4) of Industry Guide 7 for a development stage entity (an issuer engaged in the preparation of an established commercially minable deposit (reserves) for its extraction which is not in the production phase) and the application of the guidance provided for the recognition of assets in CON 5.

8.	We note your disclosures regarding exploratory oil or gas wells that are carried at cost pending the determination of proved reserves. Please tell us the amount of capitalized exploratory costs for which drilling has been completed but for which proved reserves have not been ascertained.

Response

As at June 30, 2005 all capitalized exploration costs were supported by proved reserves. FSP 19.1 is considered when exploratory oil and gas well costs are capitalized and in providing the disclosure in the Form 20-F. In future filings, if the company has capitalized exploratory costs for which drilling has been completed but for which proved reserves have not been ascertained, disclosure will be made to that effect or, alternatively, disclosure to the effect that there are no such capitalized costs will be made.

9.	Please expand your disclosure to state the reserve base used to calculate depletion, depreciation or amortization for both acquisition costs and development costs. Refer to paragraphs 30 and 35 of SFAS 19.

Response

The financial statements included in our Form 20-F for the fiscal year ended June 30, 2005 provide disclosure of the Company’s accounting policies relating to exploration and development costs associated with our oil and gas activities on page F-11. This policy includes the reserve base used to amortize development costs. Due to fact that the acquisition costs of proved properties are not considered material when compared to the total property, plant and equipment of the Company, we will expand our disclosures in future filings by adding the following disclosure to our accounting policies:

“Depletion, depreciation and amortization of property acquisition costs is determined using the units-of-production method over proved reserves on a field-by-field basis.”

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

10.	We note from your disclosure on page 45 that you trade crude oil with other oil companies. Please clarify whether you enter into buy/sell arrangements and provide the necessary disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at http:/www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm. Refer also to EITF 04-13.

Response

The Staff requested certain disclosure of buy/sell arrangements be reported on a gross basis in the Industry Letter of February 11, 2005.
“…in filings that include financial reports covering periods ending on or after December 15, 2004, you should separately identify on the face of the statements of operations the proceeds and costs associated with buy/sell and comparable arrangements reported on a gross basis for all periods presented. You may accomplish this by either presenting the amounts as separate line items, or within parenthetical notations next to the captions that include these amounts. If the amounts are not material enough for disclosure on the face of the statements of operations, you should disclose the amounts in a footnote. We ask you to fully disclose in the accounting policy notes the characteristics of material arrangements of this type, the circumstances under which they are used, and the accounting literature relied upon in determining whether gross or net reporting would apply. You should also explain in your policy notes that the EITF is considering related matters in Issue 04-13, and describe how the financial statement presentation might change should a single method of reporting be required. Where reported volumes and revenues reflect material activity arising from these transactions, you should include quantification of the effects and address any related material trends and uncertainties in your Management’s Discussion and Analysis (MD&A).”

The Company has accounted for its buy/sell arrangements which are considered as non-monetary exchanges of inventory at the carrying amount of the inventory transferred. As these transactions were not reported on a gross basis, no disclosure was required by the Company. Additionally, EITF 04-13, which was issued on January 16, 2006 confirmed the acceptability of the basis of accounting applied by the Company. Therefore the disclosure suggested in the Industry Letter referred to above was not applicable to the Company. Disclosure in the Company’s Management’s Discussion and Analysis has not been provided as there is no material impact on the reported financial information due to the arrangements being accounted for at carrying amount. The Company will assess the reported volumes and revenue arising from these transactions and provide disclosure in the Management’s Discussion and Analysis in future filings if material. The Company’s accounting policy will be expanded to clarify the treatment of buy/sell and comparable arrangements in future filings by including the following sentence:

“The purchase and sale of inventory with the same counterparty that are entered into in contemplation of one another are combined and recorded as exchanges measured at the book value of the item sold.”

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

The following disclosure will be included in future filings under the disclosure provided on recent accounting pronouncements:

“The Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, at its September 2005 meeting. This issue addresses the question when it is appropriate to measure purchases and sales of inventory at fair value and record the effect of this transaction in cost of sales and turnover and when these transactions should be recorded as exchanges measured at book value of the item sold. The EITF concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at book value of the items sold.

The EITF is effective for all new arrangements beginning in the first reporting period after March 15, 2006. The Company currently accounts for these transactions in the manner described in the EITF consensus. It is believed that the adoption of the EITF will not have a material effect on our financial position and results of operations under US GAAP”.

11.	We note your disclosure of recent accounting pronouncements does not include the potential impact of the adoption of Interpretation No.47 (FIN 47), Accounting for Conditional Asset Retirement Obligations, on your financial position or result of operations. Please expand your disclosure accordingly, and describe to us why this would have no impact on your operation or financial position if that is your view.

Response

FASB Interpretation No. 47 was issued in March 2005. The discussion of the potential impact of the interpretation on the financial results and position of the Company was inadvertently ommitted from the disclosure provided in the Form 20-F. As noted in the accounting policy for asset retirement obligations on page F-13, the Company recognizes such obligations at fair value when they arise, if estimable, concurrent with the recognition of an increase in the related asset’s carrying value. Based on the application of our accounting policy the adoption of the interpretation with effect from July 1, 2005 did not have any impact on the Company’s consolidated financial statements.

The Company proposes to include the following disclosure in the financial statements to be included in the Form 20-F for the fiscal year ended June 30, 2006 the year in which the interpretation is first adopted by the Company.

“In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — An Interpretation of FASB Statement No. 143,” (“FIN 47”), which is effective for the company from July 1, 2005. FIN 47 clarifies that the phrase “conditional asset retirement obligation,” as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditional on a future event that may or may not be

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

within the control of the company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. It is acknowledged in SFAS143 that in certain cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. There were no additional asset retirement obligations requiring recognition by the Company as a result of the initial adoption of FIN 47 with effect from July 1, 2005.”

12.	We note your revenue recognition disclosures for some of your reportable segments. Please expand and modify your disclosures to more fully address how you have applied revenue recognition principles described in SAB Topic 13.A to each of your significant revenue producing activities which you have categorized by segment. Additionally, expand your significant accounting policy disclosures, beginning on page 113 of your document, to the extent necessary, to include a discussion of the arrangements which involve significant judgment and assumptions in applying revenue recognition principles.

Response

The Company acknowledges its compliance with the guidance provided in SAB Topic 13.A in accounting for revenue recognition under U.S. GAAP. The Company’s revenue recognition policy on page F-16 addresses the criteria included in SAB Topic 13.A relating to when revenue is realized or earned. The information provided on page F-29 under the segment analysis was provided to add specific detail as to when the product is considered to have been delivered to the customer. The Company will clarify our disclosures on our revenue recognition as provided on page F-29 in our segmental analysis to that effect in future filings by adding the following disclosure:

“Sasol Mining

Sasol Mining sells coal under both long-term and short-term contracts at a price determinable from the agreements. Turnover is recognized upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer, prices are fixed or deteminable and collectibility is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the product.

Sasol Synfuels

Sasol Synfuels sells synfuels, chemical feedstock and industrial pipeline gas under contracts at prices determinable from the agreements. Turnover is recognized for the liquid fuel intermediates and petrochemicals when the title and risks and rewards of ownership pass to the customer, which is when the product has passed over the

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

appropriate weigh bridge or flow meter, prices are fixed or deteminable and collectibility is reasonably assured.

Sasol Gas

Sasol Gas sells gas under long-term contracts at a price determinable from the agreements. Turnover is recognized at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are deteminable and collectibility is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.

Sasol Polymers and Sasol Solvents

Sasol Polymers and Sasol Solvents sell much of their products under contracts at prices determinable from such agreements. Turnover is recognized upon delivery to the customer which in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership passes to the customer, prices are deteminable and collectibility is reasonably assured. Turnover on consignment sales is recognized on consumption by the customer, when title and the risks and rewards of ownership pass to the customer, prices are deteminable and collectibility is reasonably assured. Product quality is safeguarded through quality assurance programs.”

Sasol Liquid Fuels Business

Refer to the proposed disclosure included under comment 13 below.

The Company does not believe additional disclosure is required on page 113 as no significant judgment or assumptions are required in applying the Company’s revenue recognition principles.

13.	Please clarify for us whether you take title to input used to produce your liquid fuel products and expand your disclosure to indicate under what type of arrangements you process and sell your liquid fuel products and address how you have applied SAB Topic 13.A to your arrangements.

Response

The Company takes title to the input to produce liquid fuels products. Crude oil is procured by the Company and processed at the Natref crude oil refinery, while components for blending purposes are procured from Sasol Synfuels.

The Company has disclosed its revenue recognition policy on page F-16 of the Form 20-F which addresses the criteria included in SAB Topic 13.A with regards to when revenue is considered to be realized and earned. The Company will clarify our disclosures on our revenue recognition as provided on page F-29 in our segmental analysis to that effect in future filings by adding the following disclosure:

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

“The Company sells liquid fuels products under both short-term and long-term agreements for both retail sales and commercial sales. The prices are regulated and fixed by South African law for retail sales, and the prices are fixed and determinable according to the specific contract with periodic price adjustments for commercial and sales to other oil companies. Laboratory tests of the fuel specifications and content are performed prior to delivery. Turnover is recognized under the following arrangements:
•	Commercial sales transactions and sales to other oil companies: when product is delivered to the customer site, which is the point where the risks and rewards of ownership and title of the product transfers to the customer, and collectibility is reasonably assured.
•	Dealer-owned supply agreements and franchise agreements: upon delivery of the product to the customer, which is the point where the risks and rewards of ownership of the product transfers to the customer. Title under these contracts is retained to enable recovery of the goods in the event of customer default on payment. The title to the goods does not enable the Company to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product.
Turnover from the supply of fuel is based on measurement through a flow-meter into customers’ tanks.”

14.	We note your ownership interests in Tosas Holdings and your indication that consolidation of this entity is not appropriate due to certain approval or veto rights held by minority shareholders. Please describe to us in greater detail these rights and how you concluded that you are not required to consolidate, if true.

Response

The accounting conclusion reached by the Company is based on EITF 96–16, which addresses the issue when one shareholder has a controlling financial interest in another entity via a majority voting interest, but the powers of that shareholder to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the minority shareholder. In EITF 96–16 the Task Force agreed that the framework in which rights of a minority shareholder which would preclude an investor from consolidating should be based on whether the minority rights, individually or in aggregate, provide the minority shareholder with the right to effectively participate in significant decisions that would be expected to be made in the “ordinary course of business”. If these rights are “Protective” they do not overcome the presumption of control, while substantive participating rights would overcome the presumption of control. The Task Force provided a list of minority veto rights with respect to corporate actions that should be considered participating rights and would create a presumption that the investor of a majority voting interest should not consolidate its investee.

The quorum for all general meetings and board meetings of Tosas Holdings shall include a representative of each party. The board of directors shall consist of three directors nominated by Sasol and two directors nominated by the other shareholder.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

The chairman of the board shall be elected from the directors appointed by Sasol. The board will take decisions by majority vote. In the case of an equality of votes, the chairman will have a casting vote. Notwithstanding, unanimous agreement of Sasol and the other shareholder is required for certain protective rights as well as the following substantive participating rights:
•	The sale or mortgage by Tosas Holdings of assets;
•	Borrowing from third parties;
•	Loans to third parties;
•	Increase, reduction, or other alteration of the issued or authorised share capital, or the loan capital;
•	Operating and investment budgets; and
•	Appointment of the manager of Tosas Holdings and his limits of authority.

The veto rights that the other shareholder have are considered substantive participating rights and the event or transactions requiring minority shareholder approval is certain. Consequently control is not present. Tosas Holdings is therefore accounted for as a joint venture using the equity method.

Tosas Holdings is not considered a variable interest entity, as the shareholders as a group control the entity, and the equity investment meets the requirements of FASB Interpretation No. 46R Consolidation of Variable Interest Entities, as the equity investment is sufficient to absorb the expected losses of the entity, and has all of the characteristics of a controlling financial interest.

15.	We note your disclosure that includes capitalized exploration expenditures as intangible assets. Please tell us the nature of these assets and why you believe they represent intangible assets. Please also clarify if these assets relate exclusively to oil and gas activities or if they also relate to mining activities. Refer also to FSP-141-1.

Response

These assets relate exclusively to our oil and gas activities.

The Company capitalizes costs incurred in oil and gas exploration activities for which proved reserves have been found, consistent with our accounting policy. The classification of our capitalized exploration expenditure has been consistently presented as intangible assets since our registration statement filed with the Commission on March 6, 2003.

Our understanding of FSP-141-1 and EITF Issue No. 04-2 is that they apply to entities involved in finding and removing wasting natural resources other than oil- and gas-producing entities that are within the scope of SFAS 19. In FSP-142-2 the FASB acknowledges that SFAS 19 does not address whether an asset is tangible or intangible. FSP-142-2 confirms that the scope exclusion in SFAS 142 applies to both the balance sheet classification and disclosure for drilling and mineral rights. The Company will reclassify its capitalized exploration expenditure as tangible assets in terms of the guidance provided by the Staff. The Company has provided the required

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

disclosure under SFAS 69 in the supplemental oil and gas information included in the Form 20-F. The Company believes that the classification is not significant to an investors’ understanding of the financial statements and will therefore reclassify the capitalized exploration expenditure for all periods presented in the financial statements included in the Form 20-F for the fiscal year ended June 30, 2006.

16.	We note your disclosures regarding your change in depreciable lives of your assets. Please expand your note disclosure to indicate the effect of your revisions on income measures in accordance with paragraph 33 of APB20, or tell us why you believe this literature would not apply.

Response

APB 20 – Accounting Changes paragraph 33 requires the disclosure of the effect on income before extraordinary items, net income and related per share amounts of the current period. The disclosure provided on page F-57 provides the pre-tax impact on net income of R1,547 million and the related per share impact of 169 cents per share. No information has been provided on income before extraordinary items as this disclosure has not been provided in the consolidated income statement. The Company will expand the disclosure relating to this item to additionaly provide the after-tax effect of the change in the financial statements when its files the Form 20-F for the fiscal year ended June 30, 2006. The Company provided further disclosure on page 115 of the Form 20-F on the nature and quantum of the revision of the useful life of long-lived assets.

17.	In connection with your assessment of increasing asset lives used in your Olefins and Surfactants business, please clarify and disclose the specific facts and circumstances indicating that asset lives should be extended. Please tell us how you considered the effect of recurring operating losses in evaluating the economic lives of these assets along with historical disposal results and impairments as disclosed on page 143 of your filing.

Response

Property, plant and equipment used by Sasol Olefins and Surfactants in its operations are depreciated over their estimated useful lives. As required by U.S. GAAP, depreciable lives are continually evaluated for appropriateness as new facts and circumstances arise. These useful lives are reassessed annually to determine whether the original period continues to be appropriate. As disclosed in the Form 20-F, the assessment of the useful lives was performed as a result of recent significant capital expenditure to enhance and expand our production facilities in South Africa. This assessment was extended to all operations of the Company as part of a holistic review of the appropriateness of the useful lives of the underlying items of property, plant and equipment. Technological innovation, product life cycles, maintenance programmes and capital improvements to facilities all impact the useful lives of the assets. The Company provided disclosure on page 115 of the Form 20-F that notes the assessment of the useful lives was performed taking into account the following factors:

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

•	The expected usage of the asset by the business. Usage is assessed with reference to the asset’s expected capacity or physical output;
•	The expected physical wear and tear, which depends on operational factors such as the number of production cycles for which the asset is to be used, the repair and maintenance programme of the business and the care and maintenance of the asset while idle;
•	Technological obsolescence arising from changes or improvements in production or from a change in the market demand for the output of the asset;
•	Legal or similar limits on the use of the asset, such as expiry dates and related leases; and
•	Dependency or co-dependency on the supply of raw materials.

Operating profit for 2004 and 2005 fiscal years of the Sasol Olefins and Surfactants business were constrained by increases in feedstock prices and higher energy costs. In our disclosure on page 143 of the Form 20-F it is noted that the Alkylates plant (North America) and Octene train 3 (South Africa) were not impaired under U.S. GAAP, as the undiscounted cash flows from the cash generating units exceeded the carrying value of the assets. Of the impairments disclosed in the Management’s Discussion and Analysis for the business, only R233 million was recognized under U.S. GAAP. These were the impairments of goodwill in Italy of R130 million and the Inorganics Specialty Business in Crotone, Italy of R103 million. The disposal of business included in the operating results for the 2005 (loss of R11 million) and 2004 (profit of R52 million) fiscal years relate to the disposal of a single business, Sasol Servo in the Netherlands.

Crotone Inorganics Specialties Business

The Inorganics Specialties Business produces mainly zeolites. The zeolite market is characterised by overcapacity, which has resulted in low product prices being achieved by the business. The business has furthermore been impacted by steep increases in feedstock prices (caustic soda and aluminium trihydrate) and the inability to transfer the increase in feedstock prices through to the customers. Detergent grade zeolites are used in the powdered detergent industry. In developed countries, detergent formulations are moving toward liquid detergents which further reduces the growth of detergent zeolites.

The business has incurred certain restructuring costs in respect of rationalisation in the recent past and management is in the process of investigating a possible change in the business model from low value detergent zeolites to higher value non-detergent zeolites.

The useful lives of the items of property plant and equipment in the Inorganic Specialty Business remained unchanged.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Goodwill of Sasol Italy

Sasol Italy mainly produces Alkylates such as Linear Alkyl Benzene, Linear Alkyl Benzene Sulfonate but also certain Alcohol products and Inorganic Specialties (zeolites as described above). The main raw materials that are used in the manufacturing of alkylates are n-paraffins, that are extracted from a kerosene feedstream and benzene. The prices of kerosene, and benzene are impacted by the high crude oil price. The business is traditionally also exposed to the cyclicality of the chemicals business.

The business has incurred losses in the last few years due to the high feedstock prices and the fact that the business is currently at the low point of the relevant chemicals prices cycle. Although the goodwill for Sasol Italy has been impaired during the fiscal year ended June 30, 2005 it is not an indication of the impairment of the carrying value of the underlying items of property, plant and equipment. The useful lives of the relevant items of property, plant and equipment for the alkylates and alcohol businesses were therefore reassessed based on the current business plan.

During the six months ended December 31, 2005 the business reported an operating profit of R290 million, and operating profit of R169 million after excluding capital items. This increase was due to significant increases in product prices to counter the impact of increased feedstock cost. Furthermore, a sustained drive has been underway to counter the impacts of difficult trading conditions through efforts such as restructuring to reduce costs and improve operational efficiency. This performance supports the reassessment of the useful life of the assets during the 2005 fiscal year.

18.	Please expand your disclosure by individual contingency to include assessments of the likelihood of loss and obligations using terms as defined in paragraph 3 of SFAS 5. In addition, please disclose the matter alleged in the suit in all instances. We note your disclosures involving Joel Nagashigo and Dorothy Molefi but are unable to discern what the suits allege.

Response

The likelihood of loss and obligations for the disclosed contingencies arising from litigation and competition matters has been provided below and, to the extent not currently disclosed, will be disclosed in the financial statements included in future filings:

EDC pipeline litigation

Plaintiffs allege various personal injuries resulting from exposure to EDC (ethylene di-chloride) while employed as contractors of Conoco to clean up the EDC or to perform other projects on the Conoco refinery where the rupture occurred. The plaintiffs seek recovery of unspecified compensatory and punitive damages. Previous settlements for approximately $10 million of which Sasol North America’s share was $3 million were made in 2003.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

While the cases are being vigorously defended, the likelihood of loss from settlement or judgment is reasonably possible. As disclosed on the Form 20-F page F-70 under the Asset and Share Purchase agreement with RWE-DEA for the acquisition of Condea, the costs in respect of the EDC pipeline cases are reimbursable by RWE-DEA.

Sulfur dioxide litigation

Plaintiffs allege various personal injuries resulting from exposure to sulfur dioxide and other sulfur compounds during the release. Most of the cases are being settled under a judicially approved class action.

The likelihood of loss is probable, but Sasol North America’s liability has been contractually limited by confidential agreement with Conoco Phillips to an amount not material for Group purposes. This amount has been provided for by the Company.

Almatis litigation

As disclosed in the Form 20-F page F-71 the suit was dismissed without prejudice to refiling in future. The likelihood of loss is therefore remote.

Yellow Rock litigation

Plaintiffs allege property damage caused by the “blow-out” of an oil and gas exploration well being drilled by plaintiffs. Plaintiffs seek at least $1 million in property damage and an injunction that would require Sasol North America to remove the ethylene stored in the Salt Storage Dome 1-A.

As an integrity assessment performed in early 2005 concluded that Dome 1-A was not leaking, the likelihood of loss is currently assessed as remote.

Fly Ash Plant

Although the contract between Plaintiff and Sasol Synfuels specifically stated that Sasol did not guarantee the quality or quantity of fly ash which could be extracted from a fly ash plant leased by Plaintiff, the Plaintiff is claiming rectification of the contract and is claiming that due to Sasol’s failure to repair and make the Fly Ash Plant operational, it has suffered damages in the sum of R313 million. The likelihood of loss is remote.

Filling Station Guidelines

As noted in our disclosure in the Form 20-F this matter was appealed by the State and the appeal was successful.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Joel Nagashigo and others

This class action was filed in the Supreme Court of the State of New York, Country of New York, by an undisclosed number of plaintiffs represented by attorney Edward Fagan. Each plaintiff claimed $1 million plus punitive damages of $5 million in respect of alleged exposure to hazardous and toxic substances manufactured by Sasol Limited and Natref and related claims.

During December 2004 the court dismissed the complaint against Sasol Limited and Natref for lack of personal jurisdiction and on the basis of inconvenient forum. No appeal has been filed against such decision. The likelihood of financial loss is therefore considered to be remote.

Dorothy Molefi and others

The plaintiffs sued Sasol Limited, Natref and various other international corporations in two claims in the United States District court. The plaintiffs alleged that the defendants collaborated with the previous government of South Africa as well as the governments of Presidents Nelson Mandela and Thabo Mbeki to violate the South African people’s rights, allowed the majority of South Africans to die of the AIDS pandemic, live in squalor and die of starvation. The second claim related to the defendants alleged collaboration in acts of genocide. The plaintiffs claimed $10 billion on each claim.

These claims were consolidated with other related claims by other plaintiffs against multi-national corporations. In November 2004 the plaintiffs’ claims in the related matters were dismissed thus creating a precedent against the further prosecution of this matter. In the related claims the plaintiffs have appealed this judgment and the judgment on the appeal is awaited. It is considered that the likelihood of loss in this matter is remote.

Nutri-Flo

It is not possible to classify the financial implications or inherent risk of the matter. A study is currently being updated in preparation for any hearings that may arise. It is yet to be determined whether the Competition Commission has evidence to sustain its allegation of excessive pricing.

Sasol Wax competition matters

At this point of the investigation it is not possible to assess the financial implications or inherent risk. The Company’s legal advisors confirmed that a reliable estimate of the amount of the possible penalty cannot be made, since the determination thereof is at the sole discretion of the competent antitrust authorities.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Profert

The likelihood of loss is currently assessed as remote as the Company is awaiting the formal findings by the Competition Commission arising from its investigation.

Sale of Phosporic Acid Production Assets

In the event that this merger is prohibited, the plant will be closed for financial reasons. Due to the uncertainty of whether the merger will be completed the Phosphoric Acid production assets have been accounted for on a shut down basis. This resulted in an impairment being recognized and an increase in the asset retirement obligation.

Subsequent to the filing the Form 20-F the following developments have occurred which provide further information with regards to the disclosed contingencies:

Uhambo Oil

The proposed merging of our liquid fuels business with Engen was considered at the Competition Tribunal during October 2005. The ruling announced by the Competition Tribunal on February 23, 2006 prohibited the merger.

Sasol, Petronas (the controlling shareholder of Engen) and their respective black economic empowerment partners jointly considered the ruling of the Competition Tribunal prohibiting the proposed merger of Sasol’s liquid fuels business with Engen and have decided not to appeal against the ruling of the Competition Tribunal.

Nationwide Poles

Subsequent to the filing of the Form 20-F the appeal was decided in favor of the Company. The likelihood of loss in this matter is accordingly remote.

19.	We note your indication on page 25 that you are taking remedial actions at a number of sites due to soil and ground water contamination. We also note your indication that you are unable to estimate with certainty the actual amount and timing of costs associated with site remediation. Please tell us and disclose the range of loss related to these matters and the amounts you have accrued at each balance sheet date presented.

Response

Our risk factor on page 25 (“Failure to comply timely with safety, health and environmental and other laws may adversely affect our market position and our business, operating results, cash flows and financial condition”) indicates that we continue to incur costs in respect of remedial actions due to soil and groundwater contamination. The nature of the work being undertaken in these areas is such that it is not possible to determine the exact cost of these actions. However, a liability is

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

recognised for the expected costs of remediation of soil and groundwater contamination.

In our explanation of Significant Accounting Policies included in the notes to the financial statements, the item titled “Asset retirement and rehabilitation obligations” sets out the obligations in respect of our facilities. This includes our longer-term obligations to remediate soil and groundwater contamination. Estimating the future asset retirement and rehabilitation costs is complex and requires management to make estimates and judgments because most of the asset retirement and rehabilitation obligations will be fulfilled in the future, and contracts and regulations often have vague descriptions of what constitutes rehabilitation. Further, management is required to determine the discount rate to be used in calculating the obligation based on the amount of the credit risk of the group, which varies depending on the underlying interest rate environment. Future asset retirement and rehabilitation costs are also influenced by changing rehabilitation technologies, political, environmental, safety, business relations and statutory considerations. The actual liability for rehabilitation costs can vary significantly from our estimate and, as a result, the liabilities that we report can vary significantly if our assessment of these costs changes. As at June 30, 2005 the undiscounted value of our asset retirement and rehabilitation obligations was R13.9 billion. The total discounted liability as at June 30, 2005 amounted to R2.2 billion, of which R261 million is expected to be incurred in the 2006 year. These obligations are discounted using a credit adjusted rate depending on the expected timing of the obligation and the currency in which the obligation will be settled.

Asset removal costs as used in our disclosure is a broad term which includes the requirements to remediate soil and groundwater contamination, dismantle assets where required and rehabilitate the land on which the assets are situated.

Where soil and groundwater contamination is identified and remediation is required in terms of applicable legislation, it is our policy to remediate this contamination based on a plan agreed with the relevant authorities. The liability for the costs of such rehabilitation is recognised when the obligation to rehabilitate the area is confirmed and the costs can be reasonably estimated.

20.	We note your disclosure of the reconciliation beginning with earnings attributable to shareholders, which total to amounts that differ from your reported cash flows generated from operating activities in your statement of cash flows. Please revise your disclosure to provide a reconciliation of net income to cash flow generated from operating activities as reported. Refer to paragraph 30 of SFAS 95. Additionally please discretely label your supplemental non-cash flow disclosure provided on page F-98 as either relating to financing or investing activities. Refer to paragraph 32 of SFAS 95.

Response

The reconciliation provided on page F-97 reconciles earnings attibutable to shareholders (net income) to the “net cash flow from operations”, which is a

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

summation of gross receipts and payments, included in the consolidated statement of cash flow on page F-6. The additional cash flow items (i.e. interest received, dividends received, finance costs paid and income tax paid) which result in the disclosure of “net cash generated by operating activitities” has been provided in the statement of cash flows as required by paragraph 27 of SFAS 95.

The Company will amend the reconciliation and discretely label the supplemental cash flow information between operating, financing and investing activities in future filings.

21.	We note the line item indicating “Future income taxes” in your results of operations disclosure. Please clarify this disclosure. It is unclear why you are using a measure of future taxes in this presentation. Please refer to paragraph 26 of SFAS 69.

Response

The terminology of “Future income taxes” in Table 3 – Results of Operations for Oil and Gas Producing Activities was not succinct. The quantitative disclosure provided has been prepared in accordance with paragraph 26 of SFAS 69. The terminology “Income tax expense” will be used in future filings.

22.	In future filings please remove disclosure concerning proven global resources. You may only disclose proven reserves that are net to your interest in SEC filings.

Response

We confirm that the disclosure provided concerning proven global resources will be removed from future filings. We confirm our understanding of the requirement to disclose only proven reserves that are net to our interest in our SEC filings.

23.	Tell us how many reserves, if any, in Mozambique are estimated to be produced beyond the 25 year term of the existing gas sales contract. If material, please revise you document to disclose this amount.

Response

As disclosed in the Form 20-F on page G-5, proved reserves is defined in the regulations of the Securities and Exchange Commission as those quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recovered in the future from known oil and gas reservoirs under existing economic and operating conditions i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

In view of the specific circumstances surrounding the Company’s gas activities in the Mozambique/South Africa region, specifically the supply of natural gas to a single and captive market, the existence of a gas sales agreement is essential in estimating proved reserves. The Company does not have access to another distribution grid or an alternative economically viable market at present. The disclosures provided are in accordance with the definition of proved reserves and impacted by the duration of the gas sales agreement and the take-or-pay obligation agreed with the buyer in the gas sales agreement. Reserves in excess of the 25 year gas sales agreement and above the take-or-pay volumes in the opinion of the Company do not meet the requirements of proved reserves, and have therefore been excluded from our disclosed reserve estimates.

24.	Reconcile for us the fact that you state that your exposure to crude oil price volatility was hedged by entering into a derivative of which 45,000 barrels per day of crude oil were sold forward with the fact that your reserve table indicates that in 2004 you produced 1.8 million barrels of oil or 4,932 barrels per day in 2005. And that you have entered into hedging actions for 2006 for 45,000 barrels per day or 30% of your production which also appears inconsistent with your reported production of 1.8 million barrels in 2005.

Response

Sasol Synfuels produces approximately 150,000 barrels of synthetic fuels per day (the 45,000 barrels per day represents 30% of the 150,000 barrels per day synthetic fuels production). As noted in our disclosure provided on page 109 the derivative instruments (the forward sale in 2005 and the zero cost collar in 2006) have been used to hedge approximately 30% of our synthetic fuels production from Sasol Synfuels and not our crude oil production in West Africa by Sasol Petroleum International.

The Company has disclosed on page 13 the risk that fluctuations in refining margins and crude oil, natural gas and petroleum product prices may adversely affect our business, operating results, cash flows and financial condition. As disclosed on page 108 of the Form 20-F the Company is exposed to changes in absolute levels of international product prices. Fluctuations in international crude oil prices affects our results through their effect on the Basic Fuel Price formula.

During the 2004 fiscal year a portion of 2005 synthetic fuels production was hedged by entering into a derivative instrument in terms of which 45,000 barrels per day of crude oil were sold forward. The Company realized an opportunity loss of R1,147 million (before tax) on this instrument during the 2005 fiscal year.

With respect to the zero cost collar, the group will be protected, should monthly average oil prices decrease below US$45.00/b on the hedged portion of production, and conversely, will incur opportunity losses on the hedged portion of production should monthly average oil prices exceed US$82.61/b. Although this approach protects Sasol should crude oil prices drop below US$45.00/b, thereby ensuring that sufficient cash flow is generated to fund the capital expenditure program, it allows

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Sasol to take advantage of any upside on the crude oil price up to US$82.61/b, thus limiting the potential opportunity loss which could arise.

25.	You state that you grossed up your reported reserves for the Gabon reserves for income taxes. Tell us the basis for doing this and the resulting impact on your proved reserved.

Response

A production sharing agreement is the method whereby governments facilitate the exploitation of their country’s mineral resources by taking advantage of the expertise of a commercial oil and gas entity. Governments, particularly in emerging nations, try to provide a stable regulatory and tax regime to create sufficient certainty for commercial entities to invest in an expensive and long-lived development process. An oil and gas entity will undertake exploration, supply the capital, develop the resources found, build the infrastructure and lift the natural resources. The government will take a percentage share of the output which may be delivered in product or paid in cash under an agreed pricing formula. The operating entity may only be entitled to recover specified costs plus an agreed profit margin. It may have the right to extract resources over a specified period of time.

The Company recognizes only its share of oil under a production sharing agreement as revenue. Oil extracted on behalf of a government is not recognized as revenue or as production costs. The entity acts as the government’s agent to extract and deliver the oil or sell the oil and remit the proceeds. Certain agreements entered into by the Company specify that income taxes owed by the entity will be recovered by the Government of Gabon from its respective production share. The ‘tax oil’ portion of the production share is determined based on the applicable tax laws and is recorded as revenue of the Company and as a taxation charge to reflect the substance of the arrangement where the entity delivers oil to the value of its current tax liability. Any volume based tax is accounted for as royalty or excise tax within operating results.

The disclosed estimated oil reserves represents oil that is allocable to the Company based on our net entitlement of production after deduction of the government’s entitlement to their royalty and production share. In accordance with the production sharing agreement the, Government of Gabon’s production share includes a component in lieu of taxes. The remaining profit oil barrels after determining cost oil barrels have been grossed up with the tax rate applicable to the production sharing contract. Included in the 9.8 million barrels of proved reserves disclosed are 2.7 million barrels in lieu of taxes.

26.	Companies sometimes include in their reserve estimates small tracks of coal lands that are not large enough to be mined by themselves. This action is based on the assumption that the lands between the company’s main block and the small track will be acquired before the reserves are to be mined. Note however that Industry Guide 7 requires that all reserves to meet the definition for reserves at the time of the reserve determination. Supplementally indicate if any of your reserve estimates include

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

tonnages from small un-minable tracks that might be mined if intervening lands of reserves are acquired.

Response

In the reserve estimation disclosed in the Form 20-F for the fiscal year ended June 30, 2005, no reserves, which fall in small tracks of land which are un-minable, were included.

In the reserves estimation process, the appropriate assessments have been carried out, which include consideration of and modification by realistically assumed mining and coal processing factors. These assessments demonstrated at the time of reporting that the extraction is reasonably justifiable, without the prerequisite that adjacent areas must be acquired, before exploitation could take place.

The coal reserve refers only to that part of the coal seam that will be mined and is based on an evaluation that demonstrated that the extraction of the coal reserve is justified at the time of valuation and an economic mine plan has been defined. No assumptions were made to include certain tracks of land with the assumption that mining rights must first be obtained on intervening lands for the reserves to be exploited.

27.	Disclose appropriate public free-market source information for the local coal sales, transfer pricing, and the international coal market sales price. A graph following the coal production table illustrating the salable coal price information for the last five years will provide the average investor with sufficient information regarding market conditions.

Response

In order to provide more clarity in future filings, we will provide the following additional disclosure:

“Export sales prices are negotiated with customers using the free on board Richards Bay price index as a basis. Actual coal prices achieved are compared with this index to track performance on a monthly basis. Sasol Mining’s policy is to only sell nine months forward into the coal market.

Average free on board Richards Bay Index price for the fiscal years:
Fiscal year	Price per tonne
2001	$33.31
2002	$29.28
2003	$25.14
2004	$42.33
2005	$53.71

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Domestic coal sales are mainly to Sasol Synfuels and Infrachem for downstream gasification purposes. Coal sales prices into this market are negotiated on a five year contractual basis and are subject to periodic price adjustments. Transfer price negotiations are done at arms length. Sasol Mining entered into a three year contract with Eskom Holdings Limited (South Africa’s state-owned power company) during the 2004 financial year. Eskom Holdings Limited uses the coal for the purposes of power generation.”

28.	Separate from this filing, provide a table showing total annual mine revenue, transfer pricing revenue (internal sales), external sales revenue, annual mine operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profit or loss separately for all mines for which you have designated “reserves” for the last three years. Provide another table showing the last three years annual weighted average price received for your coal product. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

Response

The response to the comment by the Staff is included in Appendix A. This information does not form part of the filing, and confidential treatment is requested from the Staff.

29.	In the reserve table, group the mines and associated reserve blocks and disclose the following for each mine (add another table, if necessary due to space limitations):
•	Indicate whether the reported tonnages are dry tones or wet tones. Disclose the average in-situ moisture content.
•	Indicate the tonnages that are “assigned” to an existing mine and those that have not been “assigned”. By “assigned” and “unassigned”, we mean the following
–	Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others.
–	Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property. The primary reason for this distinction is to inform investors, which coal reserves will require substantial capital investments before production can begin.
•	Disclose if the coal is steam or metallurgical quality. Disclose the heat content (BTU or Metric equivalent) and the weight percent sulfur. Do not report BTU content as “dry”, but include natural moisture in the calculation.
•	If coal is reported as in-situ or tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.
•	Provide totals to the table where appropriate.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Response

In order to provide more clarity in future filings, we will provide the additional data requested by the Staff.

Presented below are the three tables, corresponding to the three tables disclosed in the Form 20-F for the fiscal year ended June 30, 2005 on pages 100, 101 and 103, including the information requested by the Staff. The following comments must be read in conjunction with the tables attached.
•	In each case the total Recoverable or “Run-of-Mine” reserves, were reported in the 20-F document on pages 100, 101 and 103. By implication, the inherent moisture as well as the superficial moisture is included.
•	The assigned and unassigned reserves areas are indicated. The bulk of the unassigned reserves areas will be developed by means of brownfield expansion from current mines workings. The exceptions are, Block 2 reserve area as well as Block 5 S, in which cases new greenfields shafts will be required. Only limited new mining equipment will be acquired, as the mines will be equipped, using equipment of current mines once mined out.

None of the reserves in the tables disclosed in the Form 20-F or these tables were reported as in –situ reserves.

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Table 1

Coal Resource/Reserve Estimations in areas where Sasol Mining has mining authorization, in the Secunda mining complex, to be converted to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve Block	Recoverable Coal Reserve	Wet/Dry tonnes	Average Inherent Moisture content	Average Superficial moisture content	Assigned/ Unassigned	Steam/ Metallurgical coal	Heat Value (Air dry basis)	Sulfur (Air dry basis)
	(Mt)%			%			Mj/kg	%

Block 2, Number 4 seam	273.277	Wet	4.3	3.1	Unassigned	Steam	21.5	0.9
Block 2, Number 2 seam	124.809	Wet	3.9	3.1	Unassigned	Steam	19.6	0.7
Bosjesspruit Extension
(Block 3 South)	42.078	Wet	3.6	3.1	Unassigned	Steam	21.6	1.4
B5C	94.192	Wet	3.8	3.1	Unassigned	Steam	21.9	1.1
B5E	63.076	Wet	3.7	3.1	Unassigned	Steam	20.9	1.0
B5S	56.452	Wet	3.8	3.1	Unassigned	Steam	21.2	1.1
Brandspruit Extension
(Block 8 North + Evander)	209.483	Wet	4.3	3.1	Unassigned	Steam	21.8	0.8
Bosjesspruit	141.558	Wet	3.8	3.6	Assigned	Steam	22.1	1.4
Brandspruit	54.402	Wet	4.1	3.9	Assigned	Steam	18.9	1.3
Twistdraai	82.207	Wet	3.8	2.9	Assigned	Steam	21.2	1.1
Syferfontein	131.263	Wet	6.3	3.9	Assigned	Steam	22.4	0.7
Middelbult	121.266	Wet	4.3	3.1	Assigned	Steam	20.9	0.8
Secunda	30.096	Wet	3.8	3.1	Unassigned	Steam	21.6	1.0

Total Secunda Area	1,424.159

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors: PV Cox (Chairman)  LPA Davies (Chief Executive)  TS Munday (Deputy Chief Executive)  E le R Bradley WAM Clewlow  BP Connellan  VN Fakude (Executive)  MSV Gantsho  A Jain (Indian)  IN Mkhize  S Montsi JE Schrempp (German)  Company Secretary: NL Joubert

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Table 2

Coal Resource/Reserve Estimations in State owned areas, in terms of previous legislation, for which Sasol Mining has no mining authorization in the Secunda Mining Complex

Reserve Block	Recoverable Coal Reserve	Wet/Dry tonnes	Average Inherent Moisture content	Average Superficial moisture content	Assigned/ Unassigned	Steam/ Metallurgical coal	Heat Value (Air dry basis)	Sulfur (Air dry basis)
	(Mt)%			%			Mj/kg	%

Block 2, Number 4 seam	3.475	Wet	4.3	3.1	Unassigned	Steam	21.5	0.9
B5C	1.235	Wet	3.8	3.1	Unassigned	Steam	21.9	1.1
B5S	18.355	Wet	3.8	3.1	Unassigned	Steam	21.2	1.1
Bosjesspruit	2.517	Wet	3.8	3.6	Assigned	Steam	22.1	1.4
Syferfontein	1.573	Wet	6.3	3.9	Assigned	Steam	22.4	0.7
Secunda	5.632	Wet	3.8	3.1	Unassigned	Steam	21.6	1.0

Total Secunda Area	32.787

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Table 3

Coal Resource/Reserve Estimations1 in areas where Sasol Mining has mining authorization, in the Free State mining complex to be converted to mining rights, in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Coal seam	Recoverable Coal Reserve	Wet/Dry tonnes	Average Inherent Moisture content	Average Superficial moisture content	Assigned/ Unassigned	Steam/ Metallurgical coal	Heat Value (Air dry basis)	Sulfur (Air dry basis)
		(Mt)%			%			Mj/kg	%

Mohlolo North	3B/2B	0.084	Wet	4.9	3.1	Assigned	Steam	19.7	0.6
Mohlolo South	2B/2A	1.985	Wet	4.8	3.1	Assigned	Steam	19.8	0.6
Mooikraal	3B	28.374	Wet	4.8	3.2	Assigned	Steam	19.4	0.5

Total		30.443

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

30.	Provide a separate table that lists “unassigned” reserves with their particular location, tonnage, BTU, sulfur and ash content, and ownership/lease characteristics, if they have not already been disclosed in your mine reserve table. Supplementally provide larger scale maps that show the location and extent of your unassigned reserves. Distinguish between unassigned reserves you include in your reserve table and other unassigned reserves.

Response

All the unassigned reserves were disclosed in the tables under comment 29. From the attached plan it will be clear that the unassigned reserves are adjacent and closely linked to the current operating shafts in the Secunda mining complex. No other unassigned reserves were disclosed. Refer to Appendix B for the requested map.

31.	As moisture can be as much as a third of a coal sample, reporting “dry” coal can inflate BTU values as much as 50 percent. You should be reporting all production and reserve tonnages and the BTU, or Metric equivalent values, on the same basis as your industry marketing terms. That may be on an “as received” basis, which would include the amount of moisture coal samples have when they are received by your analytical laboratory. Revise your text and tables to report all BTU values on an “as received” basis, if appropriate.

Response

The Calorific Values (Heat Values), reported in comment 29, were reported on an Air Dried basis. Calorific Values and Sulfur values, are depicted on an “As Received” basis. From the tables, it is evident that, due to the total moisture content of the received product only being approx 7.5%, the heat values and the sulfur values are not inflated significantly.

Reserve Block	Recoverable Coal Reserve	Wet/Dry tonnes	Average Inherent Moisture content	Average Superficial moisture content	Heat Content (As received basis)	Sulfur (As received basis)
	(Mt)%			%	Mj/kg	%

Total Secunda Area	1,424.161	Wet	4.3	3.2	20.62	0.97

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors: PV Cox (Chairman)  LPA Davies (Chief Executive)  TS Munday (Deputy Chief Executive)  E le R Bradley
WAM Clewlow  BP Connellan  VN Fakude (Executive)  MSV Gantsho  A Jain (Indian)  IN Mkhize  S Montsi
JE Schrempp (German)  Company Secretary: NL Joubert

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Reserve Block	Recoverable Coal Reserve	Wet/Dry tonnes	Average Inherent Moisture content	Average Superficial moisture content	Heat Value (Air dry basis)	Sulfur (Air dry basis)
	(Mt)%			%	Mj/kg	%

Total Secunda Area	1,424.161	Wet	4.3	3.2	21.3	1.0

32.	Supplementally provide a discussion about:
•	Whether all permits and other authorizations necessary to operate your mines are in place.
•	Is there any evidence that any of our operating permits or authorizations can not be routinely renewed?
•	Have any of your reported reserves been denied an operating permit?

Response

In the disclosure provided in the Form 20-F for the fiscal year ended June 30, 2005 with regard to our coal mining properties, the respective legislation which may have an impact on our continued operations have been discussed on pages 40, 41, 73, 74, 75, 76, 77,102 as well as the headings of the tables on pages 100, 101 and 103.

At the time of preparing the reserve estimations included in Tables 1 and 3 the following facts were present:
•	All permits and authorizations to operate our mines are in place.
•	There is no evidence of any factors, which may prevent that any of our operating permits or authorizations be renewed.
•	On no reported reserve areas were we denied an operating permit.

Disclosure is provided on page 40 of the Form 20-F of transitional arrangements of the Mineral and Petroleum Resources Development Act (Act number 28 of 2002). From this disclosure it is evident that during the 5 calendar year period, since 2002, applications will have to be submitted to the Department of minerals and energy, for the conversion of the present mining authorizations, to mining rights. As is disclosed, all applications due were submitted to the Department of minerals and energy, and we are currently still awaiting approval in this regard.

The reserves included in Table 2 where Sasol Mining has no mining authorization, applications for prospecting permits have been submitted, and if awarded will apply for mining authorization to the Department of minerals and energy.

*  *  *  *  *

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

        The company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments and changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Investment Management in their review of our filing or in response to the SEC’s comments on our filing.

We appreciate the Staff’s review of the Form 20-F for the fiscal year ended June 30, 2005. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3841. My e-mail address is trevor.munday@sasol.com.

Very truly yours,

/s/ Trevor Munday

Trevor Munday
Chief Financial Officer

Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486   Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Appendix A –confidential

Confidential treatment of the entire contents of Appendix A has been requested under the Freedom of Information Act pursuant to Section 200.83 of the SEC’s Rules of Practice.

Confidential Treatment Requested by Sasol Limited, File No. 1-31615

Appendix B

Figure 1: Plan of Secunda Mining complex.

(Not to Scale)